UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13D


              Under the Securities Exchange Act of 1934
                         (Amendment No. 1)*

                      Greenstreet Financial Corp.
                      ---------------------------
                          (Name of Issuer)

                         Common Stock - Voting
                   ------------------------------
                   (Title of Class of Securities)

                             393415-10-4
                            --------------
                            (CUSIP Number)

  Charles  M. Shelton,  Sr.,  301 S.  College  Street, Suite  3600,
                      Charlotte, NC  28202
 -------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive
                     Notices and Communications)

                          June 19, 1998
       -------------------------------------------------------
       (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box / / .

Check the following box if a fee is being paid with the statement
/ / . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise
subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
                           SCHEDULE 13D
CUSIP NO. 393415-10-4                   Page 1 of 4 Pages
--------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Shelton Companies, a North Carolina General Partnership
     Federal ID#: 56-1195037
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  / /  (b)  /x/
--------------------------------------------------------------------------------
  3  SEC USE ONLY
--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     WC
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

     PURSUANT TO ITEMS 2(d) and 2(e).                            / /
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     NORTH CAROLINA

                |7  SOLE VOTING POWER
                |
 NUMBER OF      |8  SHARED VOTING POWER
   SHARES       |   167,000
 BENEFICIALLY   |
  OWNED BY      |
    EACH        |9  SOLE DISPOSITIVE POWER
 REPORTING      |
   PERSON       |
    WITH        |
                |10 SHARED DISPOSITIVE POWER
                |   167,000
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     167,000

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*    / /
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.89%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     PN
--------------------------------------------------------------------------------
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                           ATTESTATION.
                           SCHEDULE 13D

     CUSIP NO. 393415-10-4                   Page 2 of 4 Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Charles M. Shelton, Sr.
     Social Security No.: ###-##-####
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)   / /   (b)  /x/
--------------------------------------------------------------------------------
  3  SEC USE ONLY
--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     PF
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) and 2(e).                            / /
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES
--------------------------------------------------------------------------------
                | 7  SOLE VOTING POWER
                |
 NUMBER OF      | 8  SHARED VOTING POWER
   SHARES       |    169,300
 BENEFICIALLY   |
  OWNED BY      |
    EACH        | 9  SOLE DISPOSITIVE POWER
 REPORTING      |
   PERSON       |
    WITH        |
                | 10 SHARED DISPOSITIVE POWER
                169,300
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     169,300
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                        / /
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.94%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                           ATTESTATION.
                           SCHEDULE 13D

      CUSIP NO. 393415-10-4                   Page 3 of 4 Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     R. Edwin Shelton
     Social Security No.: ###-##-####
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)   / /  (b)  /x/
--------------------------------------------------------------------------------
  3  SEC USE ONLY
--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     PF
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) and 2(e).                            / /
--------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES
--------------------------------------------------------------------------------
                 | 7  SOLE VOTING POWER
                 |
 NUMBER OF       | 8  SHARED VOTING POWER
   SHARES        |    167,000
 BENEFICIALLY    |
  OWNED BY       |
    EACH         | 9  SOLE DISPOSITIVE POWER
 REPORTING       |
   PERSON        |
    WITH         |
                 | 10 SHARED DISPOSITIVE POWER
                 | 167,000
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     167,000
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                       / /
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.89%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                           ATTESTATION.
                           SCHEDULE 13D

 CUSIP NO. 393415-10-4                   Page 4 of 4 Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Charles M. Shelton, Jr.
     Social Security No.:  ###-##-####
--------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  / /  (b)  /x/
--------------------------------------------------------------------------------
  3  SEC USE ONLY
--------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*
     PF
--------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) and 2(e).
--------------------------------------------------------------------------------

  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES
--------------------------------------------------------------------------------
                 | 7  SOLE VOTING POWER
                 |
 NUMBER OF       | 8  SHARED VOTING POWER
   SHARES        |    2,300
 BENEFICIALLY    |
  OWNED BY       |
    EACH         | 9  SOLE DISPOSITIVE POWER
 REPORTING       |
   PERSON        |
    WITH         |
                 | 10 SHARED DISPOSITIVE POWER
                 |    2,300
--------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     2,300
--------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                       / /
--------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .05%
--------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
     IN
--------------------------------------------------------------------------------
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
   INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                           ATTESTATION.

ITEM 1.   SECURITY AND ISSUER

     This statement amends and supplements the Schedule 13D relating to the beneficial ownership of the common stock, par value $.01 per share (the "Common Stock") of Greenstreet Financial Corp., a North Carolina corporation (the "Issuer") filed jointly with the Securities and Exchange Commission (the "Commission") by and on behalf of The Shelton Companies, Third Set, Inc., The Shelton Foundation, Inc., Charles M. Shelton, Sr.,
R. Edwin Shelton, Charles M. Shelton, Jr., Jennifer K. Shelton, and Jane P. Norwood (the "Original Reporting Person").

     The principal executive offices of the Issuer are located at 241 Green Street, Fayetteville, North Carolina 28301.

     Certain of the shares of the Common Stock included in the beneficial ownership of the Original Reporting Persons were sold on June 19, 1998. This amendment reports the beneficial ownership of the Common Stock of the persons included among the Original Reporting Persons who currently have a direct or indirect ownership interest in the Common Stock. These persons are The Shelton Companies, Charles M. Shelton, Sr., R. Edwin Shelton, and Charles M. Shelton, Jr.. A Joint Filing Agreement is attached hereto as Exhibit 1 with respect to the filing parties (the "Filing Parties"). Neither Third Set, Inc. nor the Shelton Foundation, Inc. has a direct or indirect interest in the Common Stock; neither Jennifer K. Shelton nor Jane P. Norwood is at this time a member of the ownership group.

ITEM 2.   IDENTITY AND BACKGROUND

1.   (a)  The Shelton Companies, a general partnership.
     (b) 3600 One First Union Center, 301 S. College Street, Charlotte, North Carolina 28202.
     (c)  Real Estate and Securities Investments.
     (d) No partner of The Shelton Companies was, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) No partner of The Shelton Companies was, during the last five years, a party to a civil proceeding of a judicial or administrative body and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
     (f)  Formed under the laws of North Carolina.

     Charles M. Shelton, Sr. and R. Edwin Shelton are the general partners of The Shelton Companies and jointly exercise dispositive and voting power with respect to the Common Stock.

2.   (a)  Charles M. Shelton, Sr.
     (b)  See Item 1(b) above.
     (c) Mr. Shelton and R. Edwin Shelton jointly manage the business of The Shelton Companies. For further information about the business of The Shelton Companies, see Item 1(c) above.
     (d)  See Item 1(d) above.
     (e)  See Item 1(e) above.
     (f)  Mr. Shelton is a citizen of the United States.

3.   (a)  R. Edwin Shelton
     (b)  See Item 1(b) above.
     (c) Mr. Shelton and Charles M. Shelton, Sr. jointly manage the business of The Shelton Companies. For further information about the business of The Shelton
          Companies, see Item 1(c) above.
     (d)  See Item 1(d) above.
     (e)  See Item 1(e) above.
     (f)  Mr. Shelton is a citizen of the United States.

4.   (a)  Charles M. Shelton, Jr.
     (b) 3600 One First Union Center, 301 S. College Street, Charlotte, North Carolina 28202.
     (c) Mr. Shelton is President of Chedren, Inc., a real estate and investment company.
     (d) Mr. Shelton was not, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Mr. Shelton was not, during the last five years, a party to a civil proceeding of a judicial or administrative body and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
     (f)  Mr. Shelton is a citizen of the United States.

     Mr. Charles M. Shelton, Jr. owns 2,300 shares of the Common Stock. He has orally authorized his Father, Charles M. Shelton, Sr., to exercise dispositive power with respect to his shares and has orally agreed to vote his shares in accordance with his Father's direction. Accordingly, Charles M. Shelton, Sr., may be deemed to share beneficial ownership with his son of 2,300 shares of the Common Stock.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The Common Stock purchased in open market transactions by the Filing Parties reported in Item 5 was acquired with cash held by each such person or entity.

ITEM 4.   PURPOSE OF TRANSACTION

     On June 19, 1998, the Original Reporting Persons ceased to be the beneficial owner of greater than 5% after selling 122,000 shares. The persons filing this amendment continue to hold the shares for investment purposes. The Filing Parties may from time to time acquire or sell additional securities of the Company through open market transactions depending on existing market conditions and other considerations which the Filing Parties may deem relevant.

     The Filing Parties are not considering taking any action contemplated by subparagraphs (a) through (j).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) The Filing Parties currently may be deemed to be the beneficial owners of 169,300 shares, or 3.94% of the Issuer's Common Stock. Such shares are held as set forth below:

          Name of Person/Entity     Shares Owned     Percentage of Common Stock
          ---------------------     ------------     --------------------------
          The Shelton Companies       167,000                3.89%
          Charles Mr. Shelton, Jr.      2,300                 .05%
          Jr.

     (b) Of the 169,300 shares of the Common Stock beneficially owned by the Filing Parties, Charles M. Shelton, Sr., and R. Edwin Shelton share dispositive and voting power with respect to 167,000 shares held by The Shelton Companies and Charles M. Shelton, Sr. shares dispositive and voting power with respect to the 2,300 shares owned by Charles M. Shelton, Jr.

     (c)  On June 19, 1998, the Original Reporting Persons sold
          122,000 shares of Common Stock at a price of $16.375
          per share.   No other transactions were conducted by
          the persons named in paragraph (a).

     (d)  Not applicable.

     (e) The Filing Parties ceased to be the beneficial owners of more than five percent of the Common Stock of the Issuer on June 19, 1998.

 ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP
          WITH RESPECT TO  SECURITIES OF THE ISSUER

     See Item 2 for a description of the understandings and relationships among the Filing Parties.

Item 7.        Material to Be Filed as Exhibits.

                Exhibit Number   Description

                     1.           Joint Filing Agreement of The
                                  Shelton Companies, Charles M.
                                  Shelton, Sr., R. Edwin Shelton,
                                  and Charles M. Shelton, Jr.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 29, 1998

                                   THE SHELTON COMPANIES


                                   By:    /s/ Charles M. Shelton, Sr.
                                          Charles M. Shelton, Sr.,
                                          General Partner


                                   /s/ Charles M. Shelton, Sr.
                                       Charles M. Shelton, Sr.


                                   /s/ R. Edwin Shelton
                                       R. Edwin Shelton


                                  /s/ Charles M. Shelton, Jr.
                                      Charles M. Shelton, Jr.
                                                        Exhibit 1

                      Joint Filing Agreement

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of Amendment No. 1 to Schedule 13D (including any amendments thereto) with respect to the common stock, par value $.01 per share, of Greenstreet Financial Corp., a North Carolina corporation, and further agree that this Joint Filing Agreement be included as an exhibit to such joint filings. In evidence thereof, the undersigned parties, each being duly authorized, hereby execute this Agreement on the 29th day of June, 1998.

                                   THE SHELTON COMPANIES


                                   By:    /s/ Charles M. Shelton, Sr.
                                   Charles M. Shelton, Sr.,
                                   General Partner


                                   /s/ Charles M. Shelton, Sr.
                                   Charles M. Shelton, Sr.


                                   /s/ R. Edwin Shelton
                                   R. Edwin Shelton


                                   /s/ Charles M. Shelton, Jr.
                                   Charles M. Shelton, Jr.